UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

GUARDIAN 8 HOLDINGS
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

40136G107
(CUSIP Number)

November 30, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40136G107	Page 2 of 6 Pages

1           NAME OF REPORTING PERSON
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 C. Stephen Cochennet

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)☐
 (b)☐

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	5,419,099*

	(6)	SHARED VOTING POWER	0

	(7)	SOLE DISPOSITIVE POWER	5,419,099*

	(8)	SHARED DISPOSITIVE POWER	0
* Includes (i) 100,000 warrants to acquire shares of common stock at $0.35 per share, (ii) 62,500 warrants to acquire shares of common stock at $0.55 per share, and (iii) 62,500 warrants to acquire shares of common stock at $0.75 per share.

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 5,419,099 Shares of Common Stock

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

 17.7% - Common Stock

12         TYPE OF REPORTING PERSON*

CUSIP No. 40136G107	Page 3 of 6 Pages

 IN (INDIVIDUAL)

Item 1.

(a)	Name of Issuer:

Guardian 8 Holdings

(b)	Address of Issuer’s Principal Executive Offices:

15230 N. 75th Street, Suite 1002 Scottsdale, Arizona 85260

Item 2.

(a)	Names of Person Filing:

C. Stephen Cochennet

(b)	Address or Principal Business Office or, if none, Residence:

Mr. Cochennet’s principal business address is 11006 Parallel Pkwy, Suite 200, Kansas City, Kansas 66109.

(c)	Citizenship:

Cochennet is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:

40136G107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 40136G107	Page 4 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule 13G, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer’s issued and outstanding shares of common stock on August 14, 2012 in which there were 30,442,008 shares issued and outstanding and includes 225,000 shares Cochennet has the right to acquire pursuant to presently exercisable warrants.

Item 5.  Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 40136G107	Page 5 of 6 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.  Identification and Classification of Members of the Group:

Not applicable.

Item 9.  Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2012
	By:	/s/ C. Stephen Cochennet
C. Stephen Cochennet